UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: January 11, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Perfect World Responds to Recent Anonymous Accusations

Beijing, China (January 10, 2012) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today provided response to recent anonymous allegations posted on certain Chinese language websites. The allegations followed several extortion activities attempting to extort money from the Company and Mr. Chi, and malicious and false allegations reported to certain local government authorities in China. The Company believes these allegations are inaccurate, defamatory and malicious, and have seriously affected the reputation and image of Perfect World, and is taking legal actions against those involved. The independent audit committee of the Company’s Board of Directors has been working to thoroughly review these allegations and will engage an independent legal counsel to assist with its review.

Perfect World is making the following statements firmly and forcefully:

1.	As a publicly traded company, Perfect World is deeply committed to acting in the best interest of the Company and its shareholders, and maximizing shareholder value over time.

2.	As a reporting company in the U.S., Perfect World has been disclosing material information in a timely and materially accurate manner in accordance with applicable U.S. securities regulations and stock exchange rules since its initial public offering in July of 2007.

3.	Perfect World has conducted its business operations and investment activities in compliance with applicable laws and company policies.

4.	Perfect World has effective internal control over financial reporting. The Board of Directors and management team adhere to applicable laws and regulations during the review and approval process for every material transaction.

5.	The divesture of the film business has been approved by the Board of Directors and a Special Committee consisting of all independent directors of the Board. The Committee prudently considered a variety of factors, including a valuation report and a fairness opinion letter provided by a reputable international third-party appraisal firm. After due deliberation, the Special Committee believed that the transaction was in the best interest of the Company and its shareholders. Perfect World has disclosed in a press release dated August 3, 2011 that the Company entered into a definitive agreement to sell Perfect World (Beijing) Pictures Co., Ltd., the entity that operates Perfect World’s film business, to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi. The Company decided to execute the transaction in order to sharpen its focus on its core online game development and operations business and maximize shareholder value over time.

6.	Perfect World’s investment in Zhizhu is a regular investment activity that has been appraised by an independent third party appraisal firm and has gone through necessary approval procedures in accordance with the Company’s policy. Perfect World has disclosed in its annual report in Form 20-F covering fiscal year 2010 that the Company holds 20% equity interests in Zhizhu. The transactions between Perfect World and Zhizhu have been conducted at fair market prices, following the Company’s standard approval procedures. As disclosed in the related party transaction section of the Company’s annual report on Form 20-F covering 2010, Zhizhu provided marketing services amounted to RMB170,000 to the Company in 2010, comparing with the Company’s total sales and marketing expenses of RMB482 million in the same year. None of the directors, senior executives or major shareholders holds any equity interest in Zhizhu.

7.	In response to the aforementioned malicious and false charges against the Company and its CEO in the past, Perfect World and Mr. Chi were subject to inquiries by the local public security and tax bureaus in Beijing in recent months and no misconducts as alleged were found.

8.	Mr. Michael Chi informed the Company that he had paid his personal taxes in accordance with applicable laws and regulations.

9.	In addition, Mr. Michael Chi, together with the Company and the Company’s employees, have made donations of nearly RMB100 million to public charities.

For the anonymous online allegations and recent malicious attacks including the extortion and false charges, Perfect World has filed a case with local police on January 9th. The Company will vigorously defend itself and take all necessary legal actions to protect the interests of the Company and its shareholders. Perfect World reserves legal rights against all deliberately false accusation and/or malicious attack.

Perfect World is dedicated to continuing open and transparent communications with investors, securities analysts and the public. The Company welcomes opportunities for direct dialog with all parties that are genuinely interested in gaining a better understanding of the Company’s business model, operations, or the Chinese online game industry.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games. While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries. Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Vice President, Investor Relations & Corporate Communications

Joanne Deng – Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1- 480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Teal Willingham

Tel: +86-10-5826- 4988

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com